SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 2005

Commission File Number 0-28800

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DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of July 2005, incorporated by reference herein:

Exhibit

99.1   Release dated July 12, 2005, entitled "DRDGOLD FINANCING, OPERATING ASSISTANCE PACKAGE FOR EMPEROR".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: July 12, 2005   By: /s/ Themba Gwebu
                                              Name: Themba Gwebu
                                              Title: Company Secretary

DRDGOLD PRESS RELEASE

For immediate release

487/05-jmd

$A10 million convertible loan facility

DRDGOLD FINANCING, OPERATING ASSISTANCE PACKAGE FOR EMPEROR

Johannesburg, South Africa. 12 July 2005. DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY; ASX: DRD; POM SoX: DRD) today announced a financing and operating assistance package to 45.33% owned Emperor Mines Limited ("Emperor").

This follows a complete review by DRDGOLD of Emperor's operations.

Emperor announced recently that it had completed an operational plan designed to restore its Vatukoula Gold Mine in Fiji to positive cash flow. Earlier, the company said that it expected to report a loss from ordinary activities before income tax and exceptional items of about $18 million for the year ended 30 June 2005.

The plan, conditional on the completion of arrangements for short term financing of $A10 million, envisages production of some 650 000 tonnes of ore at an average grade of 8.00 g/t, delivering 145 000 oz of gold for the current financial year.

Commenting on today's announcement, DRDGOLD's Chief Operating Officer, Mark Wellesley-Wood, said: "DRDGOLD is committed to turning the Vatakoula mine around. This will be a challenging task but we believe that there is still potential to win more gold from this large orebody system.

"We have been encouraged by the positive response from stakeholders, all of whom recognise the need for change in order to address costs and produce gold more efficiently."

RE-FINANCING PACKAGE

To assist Emperor with its restructuring plan, DRDGOLD has agreed to provide a A$10 million Convertible Loan Facility ("the Convertible Loan Facility") to Emperor as part of a re-financing package, which includes an agreement with ANZ Bank to restructure Emperor's existing debt servicing obligations.

ANZ Bank has given its consent to the granting of the Convertible Loan Facility and the related security to DRDGOLD and the Australian Stock Exchange has also granted a waiver of Listing Rule 10.1 to permit Emperor to grant such security to DRDGOLD on the terms incorporated in the Convertible Loan Facility.

THE CONVERTIBLE LOAN FACILITY

The Convertible Loan Facility, which was negotiated on behalf of Emperor by its independent directors, carries an interest rate of 9% per annum and is secured by a first ranking charge over Emperor's 100% interest in the Tuvatu Gold Prospect in Fiji.

The Convertible Loan Facility is repayable upon either receipt of the proceeds expected from the sale of Emperor's interest in the Tuvatu Gold Prospect or by 31 December 2007. Emperor has previously announced a conditional sale agreement in relation to the Tuvatu Gold Prospect and expects to receive consideration worth approximately A$10 million on completion of that transaction.

The Convertible Loan Facility is convertible at DRDGOLD's election into ordinary fully paid shares of Emperor at a conversion price equal to the lower of A$0.30 per Emperor share or the 45 day volume weighted average price of Emperor shares on Australian Stock Exchange prior to the date of conversion.

The Convertible Loan Facility requires approval from the shareholders of Emperor (other than DRDGOLD). Failure to obtain Emperor shareholder approval for the Convertible Loan Facility, within a 60 day period, will constitute an event of default. Should an event of default occur, DRDGOLD will not be obliged to make further advances under the Convertible Loan Facility and Emperor must then repay any advances that have been made within a period of 270 days after the event of default.

Operational Support Agreement

In terms of an operational support agreement, also negotiated on behalf of Emperor by its independent directors, DRDGOLD will provide Emperor with management and technical services.

The services of Mr Michael Marriott and Mr Sean O'Connor of DRDGOLD have been made available to Emperor and are provided under the terms of the operational support agreement.

Following the appointment of Marriott as Chief Operating Officer and O'Connor as General Manager of Emperor, Emperor has begun introducing new working practices at Vatukoula. Some of these have already been implemented and initial reactions have been positive.

To minimise the head office costs of Emperor, the company's head office in Sydney will be closed and certain Emperor staff will work out of DRDGOLD's operational base in Brisbane.

Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646-536-7015 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company's production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drdgold.com

FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or other financial performance, including forward-looking statements and information relating to DRDGOLD that are based on the beliefs of management, as well as assumptions made by and information currently available to management. When used in this press release, the words "estimate", "project", "believe", "anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect management's current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on April 29, 2005, and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.